SEC FILE #82-1852

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

**ATLAS • PACIFIC • LIMITED**

ABN 32 009 220 053

12 March 2003

SUPPL

The Manager
Australian stock Exchange [redacted]
2 The Esplanade
PERTH WA 6000

03007509

Dear Sir

**Re: Preliminary Financial Results, Dividend, Pearl Auction Sales Result and Profit/Production Forecast for 2003.**

The Company has provided details of its preliminary financial results for the twelve-month period ending 31 December 2002 through the lodgement of its Appendix 4B.

The preliminary financial result for 2002 shows the Company earned a net after tax profit of $3.50 million on a revenue of $ 11.34 million. This is less than the anticipated $4 million net profit announced in October 2002.

The Board wishes to announce a one (1) cent fully franked dividend. The record date for this dividend will be the 7th April 2003 and the dividend will be paid on the 30th April 2003. The Company intends to propose a dividend reinvestment plan for approval by shareholders at the Annual General Meeting, which will be held on 21st May. An explanation of the proposed plan will be provided in the 2002 Annual Report.

Pearls harvested from the Company's Indonesian farm at the end of 2002 and beginning of 2003 were presented for sale at the Pearlautore South Sea Pearl Auction held in Sydney at the end of February 2003. Sales from the auction and immediately thereafter have generated revenue of approximately $ 4.5 million. Further sales of the remaining stock on hand are expected in the coming months and additional harvests of pearls for sale in 2003 will be completed mid-year.

The Company anticipates revenue and profit for 2003 to be in the order of that achieved in 2002. The Company's expansion strategy, through the development of joint farming arrangements, has progressed in recent months and the seeding of oysters from these arrangements has now commenced. This is in addition to the Company's internal seeding programme for 2003. Pearls harvested from this year's operations will be sold in 2005 and 2006.

dlw 3/18

CRP05 ASX 2002 Pre Results Mar03

6 Rous Head Road, North Fremantle, WA 6159, Australia • PO Box 291, North Fremantle, WA 6159, Australia
Telephone: (61) (8) 9336 7955 Facsimile: (61) (8) 9336 7966 • Website: http://www.atlaspacific.com.au Email: atlas@atlaspacific.com.au

The Company is committed to expanding production. The strategy implemented last year will be carried through during 2003 and 2004, forming a springboard to increased pearl sales in future years.

Yours faithfully

**JOSEPH TAYLOR**
**Managing Director**

SEC FILE #82-1852

# ATLAS · PACIFIC · LIMITED

ACN 009 220 053

12th March 2003

The Manager
Australian stock Exchange
2 The Esplanade
PERTH WA 6000

The Directors of Atlas Pacific are pleased to present the Preliminary Final Report for the year ended 31 December 2002.

**Yours faithfully**

W.F. James
**Chairman**

6 Rous Head Road, North Fremantle, WA 6159 Australia • PO Box 291, North Fremantle, WA 6159, Australia
TELEPHONE (61) (8) 9336 7955 • FACSIMILE (61) (8) 9336 7966 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

*Rules 4.1, 4.3*

# Appendix 4B (rule 4.13(b))

## Preliminary final report

Introduced 1/7/2000. Amended 30/9/2001, 11/3/2002.

~~Name of entity~~

Atlas Pacific Limited

| ~~ABN~~ | ~~Half yearly~~ *(tick)* | ~~Preliminary final~~ *(tick)* | ~~Half year/financial year ended ('current period')~~ |
|---|---|---|---|
| 32 009 220 053 | | √ | 31 December 2002 |

**For announcement to the market**

*Extracts from this report for announcement to the market (see note 1).*

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | Down | 0% | to | 11,341 |
| Profit/(Loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)* | Down | 15% | to | 3,751 |
| Profit/(Loss) from ordinary activities after tax attributable to members *(item 1.23)* | Down | 16% | to | 3,499 |
| Profit/(Loss) from extraordinary items after tax attributable to members *(item 2.5(d))* | | | | N/A |
| Net profit/(Loss) for the period attributable to members *(item 1.11)* | Down | 16% | to | 3,499 |

| **Dividends (distributions)** | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)* | 1.00 ¢ | 1.00 ¢ |
| Interim dividend *(Half yearly report only - item 15.6)* | 2.00 ¢ | 2.00 ¢ |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | 4.00 ¢ | 1.00¢ |

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 7 April 2003

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Increase in tax payable as a result of losses being used up.

~~+ See chapter 19 for defined terms.~~

## Consolidated profit and loss account

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities | 11,341 | 11,336 |
| 1.2 | Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*) | (5,721) | (5,288) |
| 1.3 | Borrowing costs | (3) | (345) |
| 1.4 | Share of net profit (loss) of associates and joint venture entities (*see item 16.7*) | - | - |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **5,617** | **5,703** |
| 1.6 | Income tax on ordinary activities (*see note 4*) | (2,118) | (1,530) |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **3,499** | **4,173** |
| 1.8 | Profit (loss) from extraordinary items after tax (*see item 2.5*) | - | - |
| **1.9** | **Net profit (loss)** | **3,499** | **4,173** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | - | - |
| **1.11** | **Net profit (loss) for the period attributable to members** | **3,499** | **4,173** |

## Consolidated retained profits

| | | | |
|---|---|---|---|
| 1.12 | Retained profits (accumulated losses) at the beginning of the financial period | 1,993 | (587) |
| 1.13 | Net profit (loss) attributable to members (*item 1.11*) | 3,499 | 4,150 |
| 1.14 | Net transfers to and from reserves | - | - |
| 1.15 | Net effect of changes in accounting policies | - | - |
| 1.16 | Dividends and other equity distributions paid or payable | (3,406) | (1,570) |
| **1.17** | **Retained profits (accumulated losses) at end of financial period** | **2,086** | **1,993** |

## Profit restated to exclude amortisation of goodwill

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.18 | Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill | 3,751 | 4,423 |
| 1.19 | Less (plus) outside +equity interests | - | - |
| **1.20** | **Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members** | **3,751** | **4,423** |

## Profit (loss) from ordinary activities attributable to members

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.21 | Profit (loss) from ordinary activities after tax (*item 1.7*) | 3,499 | 4,150 |
| 1.22 | Less (plus) outside +equity interests | - | - |
| **1.23** | **Profit (loss) from ordinary activities after tax, attributable to members** | 3,499 | **4,150** |

## Revenue and expenses from ordinary activities

*AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.*

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.24 | Details of revenue and expenses | | |
| | Revenue from sale of Pearls | 10,599 | 11,073 |
| | Revenue from Interest | 365 | 199 |
| | Revenue - Other | 377 | 64 |
| | TOTAL REVENUE | 11,341 | 11,336 |
| | Cost of Goods sold | 2,494 | 2,807 |
| | Marketing Expenses | 859 | 849 |
| | Administration Expenses | 2,014 | 1,180 |
| | Borrowing Expenses | 3 | 345 |
| | Other Expenses | 356 | 452 |
| | TOTAL EXPENSES | 5,724 | 5,633 |

## Intangible and extraordinary items

| | | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside +equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
|---|---|---|---|---|---|
| 2.1 | Amortisation of goodwill | 252 | - | - | 252 |
| 2.2 | Amortisation of other intangibles | - | - | - | |
| **2.3** | **Total amortisation of intangibles** | 252 | - | - | 252 |
| 2.4 | Extraordinary items (details) | - | - | - | |
| **2.5** | **Total extraordinary items** | - | - | - | |

~~+ See chapter 19 for defined terms.~~

## Comparison of half year profits
*(Preliminary final report only)*

| | | Current year - $A'000 | Previous year - $A'000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report) | 3,324 | 2,404 |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | 175 | 1,769 |

## Consolidated balance sheet

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash | 6,120 | 5,355 | 7,994 |
| 4.2 | Receivables | 1,183 | 2,046 | 1,359 |
| 4.3 | Investments | - | - | - |
| 4.4 | Inventories | 2,924 | 1,082 | 831 |
| 4.5 | Other (SGARAs) | 2,671 | 2,242 | 918 |
| **4.6** | **Total current assets** | **12,898** | **10,725** | **11,102** |
| | **Non-current assets** | | | |
| 4.7 | Receivables | - | - | - |
| 4.8 | Investments (equity accounted) | - | - | - |
| 4.9 | Other investments | - | - | - |
| 4.10 | Inventories | 145 | 100 | 67 |
| 4.11 | Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*) | - | - | - |
| 4.12 | Development properties (+mining entities) | - | - | - |
| 4.13 | Other property, plant and equipment (net) | 2,195 | 2,302 | 2,205 |
| 4.14 | Intangibles (net) | 248 | 500 | 375 |
| 4.15 | Other (SGARAs) | 8,204 | 7,539 | 9,799 |
| | Other (FTIB) | 25 | - | 21 |
| **4.16** | **Total non-current assets** | **10,817** | **10,441** | **12,467** |
| **4.17** | **Total assets** | **23,715** | **21,166** | **23,569** |

~~+ See chapter 19 for defined terms.~~

## Consolidated balance sheet (Cont.)

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current liabilities** | | | |
| 4.18 | Payables | 936 | 1,177 | 918 |
| 4.19 | Interest bearing liabilities | - | 137 | - |
| 4.20 | Provisions | 1,844 | 1,654 | 1,696 |
| 4.21 | Other (provide details if material) | | | |
| 4.22 | **Total current liabilities** | **2,780** | **2,968** | **2,614** |
| | **Non-current liabilities** | | | |
| 4.23 | Payables | - | - | - |
| 4.24 | Interest bearing liabilities | - | - | - |
| 4.25 | Provisions | - | - | 1 |
| 4.26 | Other (provide details if material) | - | - | - |
| 4.27 | **Total non-current liabilities** | - | - | 1 |
| 4.28 | **Total liabilities** | 2,780 | 2,989 | 2,615 |
| 4.29 | **Net assets** | **20,935** | **18,198** | **20,954** |
| | **Equity** | | | |
| 4.30 | Capital/contributed equity | 18,849 | 16,183 | 17,287 |
| 4.31 | Reserves | - | - | - |
| 4.32 | Retained profits (accumulated losses) | 2,086 | 2,015 | 3,667 |
| 4.33 | **Equity attributable to members of the parent entity** | **20,935** | **18,198** | **20,954** |
| 4.34 | Outside +equity interests in controlled entities | - | - | - |
| 4.35 | **Total equity** | **20,935** | **18,198** | **20,954** |
| 4.36 | Preference capital included as part of 4.33 | - | - | - |

## Exploration and evaluation expenditure capitalised

*To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.1 | Opening balance | | |
| 5.2 | Expenditure incurred during current period | N/A | N/A |
| 5.3 | Expenditure written off during current period | | |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | | |

~~+ See chapter 19 for defined terms.~~

## Exploration and evaluation expenditure capitalised (Cont.)

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.5 | Expenditure transferred to Development Properties | N/A | N/A |
| 5.6 | **Closing balance as shown in the consolidated balance sheet** *(item 4.11)* | **N/A** | **N/A** |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 6.1 | Opening balance | N/A | N/A |
| 6.2 | Expenditure incurred during current period | | |
| 6.3 | Expenditure transferred from exploration and evaluation | | |
| 6.4 | Expenditure written off during current period | | |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | | |
| 6.6 | Expenditure transferred to mine properties | | |
| 6.7 | **Closing balance as shown in the consolidated balance sheet** *(item 4.12)* | **N/A** | **N/A** |

## Consolidated statement of cash flows

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 11,290 | 9,605 |
| 7.2 | Payments to suppliers and employees | (7,735) | (6,211) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 365 | 199 |
| 7.6 | Interest and other costs of finance paid | (8) | (466) |
| 7.7 | Income taxes paid | (1,938) | (32) |
| 7.8 | Proceeds from other operating activities | 30 | 64 |
| **7.9** | **Net operating cash flows** | **2,004** | **3,159** |

+ See chapter 19 for defined terms.

## Consolidated statement of cash flows (Cont.)

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (617) | (462) |
| 7.11 | Proceeds from sale of property, plant and equipment | 16 | - |
| 7.12 | Payment for purchases of equity investments | - | - |
| 7.13 | Proceeds from sale of equity investments | - | - |
| 7.14 | Loans to other entities | - | - |
| 7.15 | Loans repaid by other entities | - | - |
| 7.16 | Other (provide details if material) | - | - |
| **7.17** | **Net investing cash flows** | **(601)** | **(462)** |
| | **Cash flows related to financing activities** | | |
| 7.18 | Proceeds from issues of +securities (shares, options, etc.) | 2,556 | - |
| 7.19 | Proceeds from borrowings | - | - |
| 7.20 | Repayment of borrowings | (22) | - |
| 7.21 | Dividends paid | (3,403) | (1,570) |
| 7.22 | Other (provide details if material) | | - |
| **7.23** | **Net financing cash flows** | **(869)** | **(1,570)** |
| 7.24 | **Net increase (decrease) in cash held** | **534** | **1,127** |
| 7.25 | Cash at beginning of period *(see Reconciliation of cash)* | 5,586 | 4,455 |
| 7.26 | Exchange rate adjustments to item 7.25. | | 4 |
| 7.27 | **Cash at end of period** *(see Reconciliation of cash)* | **6,120** | **5,586** |

## Non-cash financing and investing activities

*Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.*

| |
|---|
| Nil |

+ See chapter 19 for defined terms.

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 8 1 | Cash on hand and at bank | 2,493 | 185 |
| 8 2 | Deposits at call | 2,600 | 5,171 |
| 8 3 | Bank overdraft | - | - |
| 8 4 | Other (bank bonds) | 1,027 | 230 |
| **8.5** | **Total cash at end of period** *(item 7.27)* | **6,120** | **5,586** |

## Ratios

| | | Current period | Previous corresponding Period |
|---|---|---|---|
| 9 1 | **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | 50% | 50% |
| 9 2 | **Profit after tax / +equity interests**<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*) | 16% | 23% |

## Earnings per security (EPS)

| | | Current period | Previous corresponding period |
|---|---|---|---|
| 10.1 | Calculation of the following in accordance with *AASB 1027: Earnings per Share* | | |
| | (a) Basic EPS | 4.2 cents | 6.8 cents |
| | (b) Diluted EPS (if materially different from (a)) | 4.0 cents | 5.1 cents |
| | (c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS | 87,910,235 | 61,013,243 |

## NTA backing
*(see note 7)*

| | | Current period | Previous corresponding period |
|---|---|---|---|
| 11.1 | Net tangible asset backing per +ordinary security | 25.0 cents | 22.5 cents |

## Details of specific receipts/outlays, revenues/ expenses

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 12.1 | Interest revenue included in determining item 1.5 | 365 | 199 |
| 12.2 | Interest revenue included in item 12.1 but not yet received (if material) | - | - |
| 12.3 | Interest costs excluded from borrowing costs, capitalised in asset values | - | - |
| 12.4 | Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material) | - | - |
| 12.5 | Depreciation and amortisation (excluding amortisation of intangibles) | 741 | 700 |
| 12.6 | Other specific relevant items not shown in item 1.24 *(see note 15)* | Nil | Nil |

## Control gained over entities having material effect

| | | |
|---|---|---|
| 13.1 | Name of entity (or group of entities) | N/A |
| 13.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired | $N/A |
| 13.3 | Date from which such profit has been calculated | N/A |
| 13.4 | Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period | $N/A |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | N/A |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control | $N/A |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | N/A |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period | $N/A |
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | $N/A |

+ See chapter 19 for defined terms.

## Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

### Segments

Operating Revenue

Sales to customers outside the economic entity

**See Attached**

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets )
Unallocated assets )
Total assets (*equal to item 4.17*) )

*Comparative data for segment assets should be as at the end of the previous corresponding period.*

## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | 30 April 2003 |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by the SCH Business Rules if +securities are +CHESS approved) | 7 April 2003 |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | Yes |

### Amount per security

| | | | Amount per security | Franked amount per security at 30% tax | Amount per security of foreign source dividend |
|---|---|---|---|---|---|
| | *(Preliminary final report only)* | | | | |
| **15.4** | **Final dividend:** | Current year | 1.00 ¢ | 1.00 ¢ | Nil ¢ |
| 15.5 | | Previous year | 2.00 ¢ | 1.00 ¢ | Nil ¢ |
| | *(Half yearly and preliminary final reports)* | | | | |
| **15.6** | **Interim dividend:** | Current year | 2.00 ¢ | 2.00 ¢ | Nil ¢ |
| 15.7 | | Previous year | 2.00 ¢ | Nil ¢ | Nil ¢ |

## Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

| | | Current year | Previous year |
|---|---|---|---|
| 15.8 | +Ordinary securities | 3.00 ¢ | 4.00 ¢ |
| 15.9 | Preference +securities | N/A ¢ | N/A ¢ |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 15.10 | +Ordinary securities | 878 | 1,650 |
| 15.11 | Preference +securities | - | - |
| 15.12 | Other equity instruments | - | - |
| **15.13** | **Total** | **878** | **1,650** |

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions)

A Dividend Reinvestment Plan will be put to shareholders for approval at the annual general meting.

## Details of aggregate share of profits (losses) of associates and joint venture entities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 16.1 | Profit (loss) from ordinary activities before income tax | N/A | N/A |
| 16.2 | Income tax on ordinary activities | N/A | N/A |
| 16.3 | **Profit (loss) from ordinary activities after income tax** | N/A | N/A |
| 16.4 | Extraordinary items net of tax | N/A | N/A |
| 16.5 | **Net profit (loss)** | N/A | N/A |
| 16.6 | Outside +equity interests | N/A | N/A |
| 16.7 | **Net profit (loss) attributable to members** | N/A | N/A |

## Material interests in entities which are not controlled entities

*The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").*

| *Name of entity* | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| | Current period | Previous corresponding period | Current period - $A'000 | Previous corresponding period- $A'000 |
| 17.1 **Equity accounted associates and joint venture entities** | | | | |
| N/A | | | | |
| 17.2 **Total** | | | | |
| 17.3 Other material interests | | | | |
| N/A | | | | |
| 17.4 **Total** | | | | |

## Issued and quoted securities at end of current period

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | Category of +securities | Total number | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|---|
| 18.1 | **Preference +securities** *(description)* | Nil | Nil | Nil | Nil |
| 18.2 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks, redemptions | | | | |
| 18.3 | **+Ordinary securities** | 87,810,254 | 87,810,254 | Fully Paid | Fully Paid |
| 18.4 | Changes during current period<br>(a) Increases through conversion of notes<br>(b) Increases through conversion of options | <br>731,080<br>8,521,215 | <br>731,080<br>8,521,215 | <br>15 cents<br>30 cents | <br>15 cents<br>30 cents |
| 18.5 | **+Convertible debt securities** *(description and conversion factor)* | Nil<br>12.5% secured convertible notes | Nil | - | - |
| 18.6 | Changes during current period<br>(a) Decreases through redemption<br>(b) Decreases through conversion | <br>(149,987)<br>(731,080) converted | <br>(149,987)<br>(731,080) converted | <br>15 cents<br>15 cents | <br>15 cents<br>15 cents |
| 18.7 | **Options** *(description and conversion factor)* | | | *Exercise price* | *Expiry date (if any)* |
| | | - | - | - | - |
| 18.8 | Issued during current period | - | - | - | - |
| 18.9 | Exercised during current period | (7,996,215)<br>(525,000) | | 30 cents<br>30 cents | 14.10.02<br>31.12.02 |
| 18.10 | Expired during current period | (66,285) | - | 30 cents | 14.10.02 |
| 18.11 | **Debentures** *(totals only)* | - | - | | |
| 18.12 | **Unsecured notes** *(totals only)* | - | - | | |

## Comments by directors

*Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.*

### Basis of accounts preparation

*If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.* [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Climatic conditions (El Nino) have had an adverse affect on the survival of oysters and the size of pearls that have been produced at the Company's farm.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Franking credits available $2,042,743
Dividend payments are reviewed by the Board and paid from profits when cash reserves are available which are surplus to working capital and expansion expenditure commitments.

Changes in accounting policies since the last annual report are disclosed as follows.
*(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)*

Nil

+ See chapter 19 for defined terms.

## Additional disclosure for trusts

| | | |
|---|---|---|
| 19.1 | Number of units held by the management company or responsible entity or their related parties. | N/A |
| 19.2 | A statement of the fees and commissions payable to the management company or responsible entity.<br><br>Identify:<br>• initial service charges<br>• management fees<br>• other fees | N/A |

## Annual meeting

*(Preliminary final report only)*

The annual meeting will be held as follows:

| | |
|---|---|
| Place | 6 Rous Head Road<br>North Fremantle<br>Western Australia 6159 |
| Date | 21 May 2003 |
| Time | 10:00 am |
| Approximate date the +annual report will be available | 23 April 2003 |

## Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
*(Tick one)*

- [ ] The +accounts have been audited.
- [ ] The +accounts have been subject to review.
- [x] The +accounts are in the process of being audited or subject to review.
- [ ] The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .................................... Date: 11/3/03
(Director)

Print name: WALTER JAMES

**Segment report (Refer page 12)**

(a) Business

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical

| | Indonesia | Australia | Eliminations | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **2002** | | | | |
| **Revenue** | | | | |
| External segment revenue | 103,417 | 10,603,213 | - | 10,706,630 |
| Inter-segment revenue | 5,069,768 | - | (5,069,768) | - |
| **Total segment revenue** | 5,173,185 | 10,603,213 | (5,069,768) | 10,706,630 |
| Other unallocated revenue | | | | 634,818 |
| **Total revenue** | | | | 11,341,448 |
| **Result** | | | | |
| Segment result | 349,363 | 6,574,753 | (291,034) | 6,633,082 |
| Unallocated corporate expenses | | | | (1,016,049) |
| Profit from ordinary activities before income tax | | | | 5,617,033 |
| Income tax expense | | | | (2,118,018) |
| **Net profit** | | | | 3,492,015 |
| Depreciation and amortisation | 988,459 | 4,516 | | 992,975 |
| Other non-cash expenses | 17,488 | 24,886 | | 42,374 |
| **Assets** | | | | |
| Segment assets | 13,537,058 | 3,743,913 | 247,776 | 17,528,747 |
| Unallocated corporate assets | 200,426 | 5,986,308 | - | 6,186,734 |
| **Consolidated total assets** | 13,737,484 | 9,730,221 | 247,776 | 23,715,481 |
| **Liabilities** | | | | |
| Segment liabilities | 699,147 | 291,946 | | 991,093 |
| Unallocated corporate liabilities | 414,361 | 1,381,440 | | 1,795,801 |
| **Consolidated total liabilities** | 1,113,508 | 1,673,386 | | 2,786,894 |
| Acquisitions of non-current assets | 615,687 | - | - | 615,687 |
| Unallocated acquisitions of non-current assets | | | | 8,507 |
| | | | | 624,194 |

| | Indonesia $ | Australia $ | Eliminations $ | Total $ |
|---|---|---|---|---|
| **2001** | | | | |
| **Revenue** | | | | |
| External segment revenue | 204,742 | 10,867,903 | - | 11,072,645 |
| Inter-segment revenue | 3,720,940 | - | (3,720,940) | - |
| **Total segment revenue** | 3,925,682 | 10,867,903 | (3,720,940) | 11,072,645 |
| Other unallocated revenue | | | | 263,339 |
| **Total revenue** | | | | 11,335,984 |
| **Result** | | | | |
| Segment result | 1,607,377 | 6,869,103 | (1,779,783) | 6,696,697 |
| Unallocated corporate expenses | | | | (994,342) |
| Profit from ordinary activities before income tax | | | | 5,702,355 |
| Income tax expense | | | | (1,551,585) |
| **Net profit** | | | | 4,150,770 |
| | | | | |
| Depreciation and amortisation | 949,464 | 10,617 | - | 960,081 |
| Other non-cash expenses | (13,206) | 17,053 | - | 3,847 |
| | | | | |
| **Assets** | | | | |
| Segment assets | 12,375,517 | 2,647,758 | 499,717 | 15,522,992 |
| Unallocated corporate assets | 30,777 | 5,610,361 | - | 5,641,138 |
| **Consolidated total assets** | 12,406,294 | 8,258,119 | 499,717 | 21,164,130 |
| | | | | |
| **Liabilities** | | | | |
| Segment liabilities | 813,915 | 448,616 | - | 1,262,531 |
| Unallocated corporate liabilities | - | 1,724,993 | - | 1,724,993 |
| **Consolidated total liabilities** | 813,915 | 2,173,609 | - | 2,987,524 |
| | | | | |
| Acquisitions of non-current assets | 454,094 | | | 454,094 |
| Unallocated acquisitions of non-current assets | | | | 7,494 |
| | | | | 461,588 |

## Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

   **Format** The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

   **Basis of revaluation** If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Nêt tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.